Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase and the related Letter of Transmittal (each as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock and Series A Convertible Preferred Stock

of

Care.com, Inc.

at

$15.00 Per Share of Common Stock, Net in Cash and the Preferred Share Offer Price Described Below For Each Share of Series A Convertible Preferred Stock, Net in Cash

by

Buzz Merger Sub Inc.

a wholly-owned subsidiary of

IAC/InterActiveCorp

Buzz Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of IAC/InterActiveCorp, a Delaware corporation (“Parent”), is offering to purchase (the “Offer”) (i) all outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), of Care.com, Inc., a Delaware corporation (“Care.com”), at a price per Common Share of $15.00 (the “Common Share Offer Price”) and (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), of Care.com, at (x) 150% of the Liquidation Preference per share, as specified in the Certificate of Designations for the Preferred Shares (the “Certificate of Designations”), plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Shares, as specified in the Certificate of Designations, in the case of clauses (x) and (y), calculated as of and including the expiration date for the Offer, pursuant to the terms of the Certificate of Designations (such amount, the “Preferred Share Offer Price” and the Common Share Offer Price and Preferred Share Offer Price collectively, the “Offer Price”), in each case, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 13, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 20, 2019 (together with any amendments or supplements thereto, the “Merger Agreement”), among Care.com, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Care.com, without a meeting of Care.com’s stockholders in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with Care.com continuing as the surviving corporation and a wholly-owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares held in the treasury of Care.com, (ii) Shares that at the commencement of the Offer were owned by Parent or Purchaser, or any direct or indirect wholly-owned subsidiaries of Care.com, Parent or Purchaser, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by Care.com stockholders who properly demand and perfect appraisal rights under Delaware law, which will be cancelled and for which no payment will be delivered) will be converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, Care.com will cease to be a publicly-traded company and will become a wholly-owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares. The Merger shall become effective when the certificate of merger is filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent, Purchaser and Care.com may agree and specify in the certificate of merger in writing, in accordance with the DGCL. Accordingly, if the Offer is consummated, Purchaser will effect the closing of the Merger without a vote of the stockholders of Care.com in accordance with Section 251(h) of the DGCL. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their own names and who tender their Shares directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should check with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON FEBRUARY 10, 2020 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, IN WHICH EVENT THE TERM “EXPIRATION DATE” WILL MEAN THE DATE TO WHICH THE INITIAL EXPIRATION DATE OF THE OFFER IS SO EXTENDED.

The Offer is subject to, among others, the following conditions:

(i) the Minimum Tender Condition (as described below);

(ii) the Competition Laws Condition (as described below);

(iii) the Governmental Impediment Condition (as described below);

(iv) the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”); and

(v) the accuracy of the representations and warranties contained in the Merger Agreement and compliance with the covenants and agreements contained in the Merger Agreement, subject in each case to customary materiality qualifications, as of the Expiration Date.

The Offer is not subject to a financing condition. The Minimum Tender Condition requires that there shall have been validly tendered in the Offer (in the aggregate) and not properly withdrawn prior to the Expiration Date that number of Common Shares and Preferred Shares that, together with the number of Common Shares and Preferred Shares (if any) then owned by Parent, equals at least a majority of the voting power represented by the Common Shares and the Preferred Shares (voting on an as converted basis in accordance with the Certificate of Designations) that are then issued and outstanding. The Competition Laws Condition requires the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration of any waiting period and obtainment of any approvals under other applicable competition laws. Other applicable competition laws include the German and Austrian Competition Acts as described in the Offer to Purchase. The Governmental Impediment Condition requires that the consummation of the Offer or the Merger shall not then be restrained, enjoined or prohibited by any order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental entity and there shall not be in effect any law enacted or promulgated by any governmental entity that prevents the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in Section 13 of the Offer to Purchase.

After careful consideration, the Care.com board of directors, at a meeting duly called and held and acting by unanimous approval of the directors present at the meeting, adopted resolutions (i) determining that the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, are advisable, fair to and in the best interests of Care.com and its stockholders, (ii) approving, adopting and declaring advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) determining that the Merger shall be effected as soon as practicable following the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), without a vote of Care.com’s stockholders pursuant to Section 251(h) of the DGCL and (iv) recommending that Care.com’s stockholders accept the Offer and tender their Common Shares and Preferred Shares, as applicable, to Purchaser in response to the Offer.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to extend the Offer. Specifically, the Merger Agreement provides that (i) if on any then scheduled Expiration Date, any of the conditions to the Offer (including the Minimum Tender Condition and the other conditions and requirements set forth in Section 13 of the Offer to Purchase) have not been satisfied or waived by Purchaser, Purchaser shall extend the Offer for successive periods of up to ten business days each (or longer if agreed by Purchaser and Care.com) in order to permit the satisfaction of such conditions; provided, however, that Purchaser shall not be required to extend the Offer beyond June 20, 2020 (the “Outside Date”) and (ii) Purchaser shall extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the United States Securities and Exchange Commission (the “SEC”) or its staff. No subsequent offering period will be available following the expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement). Parent and Care.com have the right to terminate the Merger Agreement in certain circumstances including, subject to certain exceptions, in the event the Offer (as it may have been extended) expires as a result of the non-satisfaction of any condition to the Offer set forth in Section 13 of the Offer to Purchase in a circumstance where Purchaser has no further obligation to extend the Offer.

The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Care.com. Unless otherwise agreed by the parties to the Merger Agreement, the parties are required to close the Merger on the same business day as the Acceptance Time, subject to the satisfaction or waiver of certain conditions. No appraisal rights are available to holders of Shares in connection with the Offer.

Parent and Purchaser expressly reserve the right to waive (to the extent permitted under applicable legal requirements) any condition to the Offer, to increase the amount of cash constituting the Offer Price, to make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement and to terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated, except that Care.com’s prior written approval is required for Parent or Purchaser to (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Common Shares or Preferred Shares sought to be purchased in the Offer; (iv) amend, modify or waive the Minimum Tender Condition; (v) amend any of the other conditions to the Offer set forth in Section 13 of the Offer to Purchase in a manner adverse to the holders of Common Shares or Preferred Shares; (vi) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in Section 13 of the Offer to Purchase; (vii) terminate, accelerate or otherwise modify or amend the Offer to accelerate the Expiration Date (except as provided in the Merger Agreement); or (viii) otherwise modify or amend any of the other terms of the Offer in a manner adverse in any material respect to the holders of Common Shares or Preferred Shares.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern Time, on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The acquisition of Care.com will be accounted for by Parent as a business combination in accordance with FASB Accounting Standards Codification Topic 805, Business Combinations.

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price with the Depositary, which will act as agent for the tendering holders of Shares for purposes of receiving payments from Purchaser and transmitting such payments to the tendering holders of Shares. Under no circumstances will interest be paid on the Common Share Offer Price or the Preferred Share Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Notwithstanding any provision of the Merger Agreement, Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

A stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m., Eastern Time, on February 10, 2020), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after March 12, 2020, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in Purchaser’s sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, Georgeson LLC (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

Care.com has agreed to provide Purchaser with its list of stockholders and security position listings for the purpose of communicating with and disseminating the Offer to record and beneficial holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record and beneficial holders of Shares whose names appear on Care.com’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for U.S. federal income tax purposes. Stockholders are urged to consult their tax advisors to determine the tax consequences to them of exchanging Shares for cash pursuant to the Offer or the Merger in light of their particular circumstances. For a more complete description of U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Care.com’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Care.com’s board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Stockholders, Banks and Brokers Call Toll Free: (888) 660-8331

January 13, 2020